EXHIBIT 19

POLICY ON INSIDER TRADING

Introduction

The purpose of this Policy is to reduce the risk that members of the Board of Directors (“Directors”), Section 16 Officers, other employees, and consultants of Netlist, Inc. (together with any and all subsidiaries formed or acquired in the future, “Netlist”) and members of their immediate families who share the same household as the Director, Section 16 Officer, employee, or consultant (each member of such immediate family referred to herein as a “Family Member”) might be found to have engaged in insider trading in violation of applicable securities laws. Insider trading may result in unfair manipulation of the market in Netlist’s stock and may adversely affect the value of its stock. It may also expose Netlist to potential liability. This Policy sets parameters for when trading in Netlist stock is appropriate, but it is not intended to be a comprehensive review of the laws of insider trading.

This Policy applies to all Netlist Directors, Section 16 Officers, employees, consultants and their Family Members (each such individual referred to herein as a “Covered Person”). Directors, Section 16 Officers, employees, and consultants are responsible for informing their respective Family Members of their obligations under this Policy.

General Trading Policy

As a general rule, it is against the law to buy or sell any securities while in possession of material non-public information relevant to that security (sometimes called “inside information”), or to communicate such information to others who trade on the basis of such information (commonly known as “tipping”).

Information is “material” as to a security if a reasonable investor would consider the information significant in deciding whether to buy, hold or sell the security, i.e., any information that might affect the price of the security. Examples of events or developments that should be presumed to be “material” with respect to Netlist stock would include the following:

●	Receipt or denial of qualification of a product with a customer
●	Knowledge of a trend in Netlist revenues or earnings not yet fully disclosed to the public
●	Knowledge of Netlist earnings results or revenue projections not yet disclosed to the public
●	Changes in pricing or cost structure of Netlist’s products or services
●	The gain or loss of a significant customer or supplier, major contract, license, registration or collaboration
●	Significant or material legal exposure due to actual, pending or threatened litigation
●	News of a pending or proposed merger, acquisition or tender offer
●	News of a pending or proposed acquisition or disposition of a significant asset

●	News of a pending or proposed joint venture
●	A purchase or sale of substantial assets (including licenses to intellectual property)
●	Significant transactions with officers, directors or greater than 5% stockholders
●	Financing transactions
●	Impending bankruptcy or financial liquidity problems
●	Changes in senior management or other major personnel changes
●	Changes in dividend policy, declaration of a stock split or the offering of additional securities
●	Changes in Netlist’s auditors or a notification from its auditors that Netlist may no longer rely on the auditor’s audit report; or other significant corporate transactions
●	Significant new products or discoveries
●	The entry, amendment or termination of a material contract
●	Other items that require the filing of a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”)

These examples are illustrative only and are not intended to constitute an exhaustive list of all items that can be considered material information.  Both positive and negative information can be material.

Information is “non-public” as to a security until (a) it has been effectively communicated to the marketplace via a filing with the SEC, a publicly available call and webcast, a press release, or other appropriate news media and (b) enough time has elapsed to permit the investment market to absorb and evaluate the information. In many cases, this process may require the passage of several trading days after any initial disclosure.

Whether a particular item is “material” or “non-public” will be judged with 20-20 hindsight. Accordingly, when in doubt as to a particular item of information, you should presume it to be material and non-public. Do not hesitate to contact our Corporate Secretary with any questions you may have.

Both the SEC and the NASDAQ Stock Market are very effective at detecting and pursuing insider trading cases, and they have aggressively prosecuted such traders and tippers. Any person who engages in insider trading or tipping can face a substantial jail term (up to 20 years), civil fines up to three times the profit gained (or loss avoided) by that person and/or his/her “tippees,” as well as criminal fines up to $5 million. In addition, Netlist and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to civil fines up to $1 million or, if greater, three times the profit gained (or loss avoided) as a result of an employee’s violation, as well as significant criminal fines up to $25 million. Any of the above consequences, including an SEC investigation that does not result in prosecution, can tarnish Netlist’s or an individual’s reputation and irreparably damage a career.

As a means of reducing any risk that a Covered Person might be found to have engaged in insider trading, our Board of Directors has adopted this Policy, effective upon the declaration of effectiveness of the registration statement relating to the Company’s initial public offering of its common stock. It applies to trading in the stock of Netlist by any Covered Person. Note that “stock” as that term is used in this policy includes options, warrant, puts and calls, and other derivative securities related to Netlist stock, and that “trading” includes not only purchases and sales of Netlist stock, but also purchases and sales of options, warrants, puts and calls, and other derivative securities related to Netlist stock.

A Covered Person must not engage in transactions in Netlist stock when the Covered Person possesses inside information (i.e., material non-public information) with respect to Netlist. In addition, a Covered Person must not communicate such inside information to any third party (including Family Members), except persons within the Company who have a legitimate need to know such information and who understand their obligation not to trade on it. Because of the inevitable appearance of impropriety if Family Members either (i) trade in Netlist stock at a time when material information has not been disclosed or (ii) communicate inside information to a third party, this Policy applies to Family Members to the same extent as to other Covered Persons.

Netlist is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material non-public information. Netlist has established procedures for releasing material information in a manner designed to achieve broad public dissemination of the information immediately upon its release. All Covered Persons are therefore reminded to use extreme care to assure that confidential information is not inadvertently disclosed to others. Be particularly careful to avoid discussing any matter that might be sensitive or confidential in public places such as lobbies, airports, restaurants, elevators or an internet “chat room” or similar internet-based forums. Meetings in which confidential information is discussed should be conducted behind closed doors. Even inadvertent “leaks” of confidential information can create problems for Netlist and Covered Persons.

Violation of this Policy by any Covered Person is grounds for immediate disciplinary action, potentially including immediate (i) dismissal from the Board of Directors, (ii) termination of employment, or (iii) termination of the consulting relationship. Violations of this Policy by a Family Member shall be deemed a violation by the relevant Director, Section 16 Officer, employee, or consultant.

Specific Restrictions on Trading in Netlist Stock Blackouts

In order to protect Directors, Section 16 Officers, other employees, and consultants, and their Family Members, Netlist utilizes the following blackouts. You may be subject to one or more of the following described blackouts at the same time.

Company Blackouts

a.

No Covered Person shall purchase or sell Netlist stock: during the period starting two weeks before the end of each calendar quarter and ending two full trading days after the release of Netlist’s quarterly or annual earnings results, or during any blackout period announced by the Corporate Secretary, and

b.	No Director or Section 16 Officer shall sell Netlist securities within ten (10) days of any announcement by Netlist of a stock buyback program; provided, however,

that neither of the restrictions in 1.a or 1.b shall apply to sales made pursuant to a Planned Sale Program (as defined below). These restrictions are referred to as Company Blackouts.

Issue-specific Blackouts

Employees who have a need to know material non-public information on a case-by-case basis are subject to more extensive restrictions than other Covered Persons due to the actual inside information that they possess. These increased restrictions are referred to as Issue-specific Blackouts. Covered Persons subject to Issue-specific Blackouts shall not purchase or sell Netlist stock at any time from the moment that they are notified by Netlist’s Corporate Secretary, until they are notified by the Corporate Secretary that the Issue-specific Blackout has been lifted, provided, however, that this restriction shall not apply to sales made pursuant to a Planned Sale Program.

Pre-Clearance

No Director, Section 16 Officer, employee at the vice-president, director or manager level and higher, or any other employee designated by the Corporate Secretary as requiring pre- clearance of trades, shall purchase or sell Netlist stock without the prior written approval (e-mail is acceptable) of the Corporate Secretary, provided, however, that this restriction shall not apply to sales made pursuant to a Planned Sale Program. Planned Sale Programs for Directors and Section 16 Officers, and other employees, must be pre-approved by the Corporate Secretary.

Please note that pre-clearance does not provide Netlist personnel with immunity from investigation or suit, for which it is the responsibility of the individual to comply with the federal securities regulations.

General Restrictions

The restrictions set forth herein do not apply to exercises of stock options in which an employee purchases shares of Netlist stock pursuant to such stock options; such option exercises do not require prior approval. All sales of shares purchased pursuant to stock options, however, are subject to the restrictions set forth in this Policy. In particular, so-called “cashless exercises” include both exercises of options and an immediate sale of stock acquired via the option exercise; therefore, “cashless exercises” are subject to the restrictions set forth herein.

As mentioned above, shares of Netlist stock may be sold pursuant to the terms of a binding contract, written instruction or written plan (a “Planned Sale Program”) for the purchase or sale of shares of Netlist stock that complies with the guidelines set forth in Section (c) of Rule 10b5-1 (as amended and in effect from time to time) promulgated under the Exchange Act of 1934 as amended. Planned Sale Programs cannot be executed during a Company Blackout or at any time when sales made pursuant to the Planned Sale program would be in violation of applicable securities laws. For information on setting up a Planned Sale Program, please contact the Corporate Secretary.

These restrictions apply to the purchase or sale of Netlist stock for any fiduciary account (e.g., trustee, executor, custodian) with respect to which the Covered Person makes the investment decision, regardless of whether the Covered Person has any beneficial interest in the account.

“Short sales” of Netlist stock by any Covered Person are absolutely prohibited. Generally, a “short sale” is a sale of or other transaction in a security in the hopes of a price decline that-will allow repurchase at a lower price. Accordingly, “short sales” for the purpose of this policy include transactions in which the seller does not own Netlist stock at the time of the sale, as well as those in which the seller owns Netlist stock but plans to deliver shares other than his/her own shares in connection with the sale of Netlist stock (a/k/a selling short against the box). In addition, a Covered Person must not trade in options to buy or sell Netlist stock, or buy put options.

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Netlist stock, Covered Persons are prohibited from holding Netlist stock in a margin account or pledging Netlist securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Netlist stock as collateral for a loan (not including margin debt) and demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Netlist stock as collateral for a loan must submit a request for approval to the Corporate Secretary at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

The general restrictions on trading on insider information in Part II apply in all situations, whether or not they are within the scope of this Part III. Moreover, the fact that a securities transaction subject to this Part III is approved by the Corporate Secretary does not excuse the person effecting the transaction from assuring that he/she complies with the legal responsibilities described in Part II.

In addition to the restrictions of this Policy, Directors and Section 16 Officers of Netlist are also subject to certain reporting and “short swing” profit recovery provisions under Section 16 of the Securities Exchange Act. Those Directors and Section 16 Officers have been separately advised as to those provisions.

Confidentiality

Unauthorized disclosure of internal information about Netlist, whether or not for the purpose of facilitating improper trading in Netlist stock, may cause Netlist serious problems. Covered Persons must not discuss internal business matters or developments with anyone who is not a Covered Person, except as required and authorized for directors, officers, employees, and consultants in the performance of regular corporate duties.

This prohibition applies specifically, but not exclusively, to inquiries about Netlist which may be made by members of the financial press, investment analysts, or others in the financial community. It is very important that all such communications on behalf of Netlist be made through an appropriately designated individual under carefully controlled circumstances. If you receive any inquiries of this nature, unless you are expressly authorized to the contrary, you should decline comment and refer the inquirer to the Corporate Secretary.

Report of Violations

At least once per year, the independent Directors shall receive a report prepared by the Company’s Chief Executive Officer any violations of this Policy.

Disclaimer of New Liabilities

This policy statement is not intended, and shall not be deemed, to impose on Netlist or Covered Persons any civil, criminal or other liability that would not exist in the absence of this policy statement.

Policy Update

This Policy may be republished periodically, in which case copies will be distributed electronically to all Employees.

Summary of Limitations on Trading

Program Element	When	Who
Company Blackouts*	1.Two weeks prior to quarter-end until two days after earnings release; and 2.On an as needed basis	1.All employees 2.All Board Members 3.All consultants 4.All Family Members of the foregoing
	Within ten days of any announcement by Netlist of a stock buyback program	1.All Board Members 2.All Section 16 Officers
Issue-specific Blackouts*	On an as needed basis	Only those employees who have a need to know the specific material non- public information (and Family Members of the foregoing)
Pre-clearance*	Year-round	1.All Board Members 2.All vice-president, director and manager-level and above employees 3.All Family members of the foregoing

*Restrictions do not apply to sales made pursuant to a Planned Sale Program.

Planned Sale Programs (i.e., 10b5-1 Plans):

●	Available to all employees through Netlist designated broker
●	Can only adopt them when the Company is not blacked out
●	Must be approved by CEO and Corporate Secretary for Section 16 reporting persons
●	Allows for sales during blackouts
●	Allows for sales without pre-clearance
●	Not mandatory for any employee, but strongly encouraged for all employees who have an intent to sell Netlist stock